As filed with the Securities and Exchange Commission on June 29, 2015.

1934 Act File No. 1-10882

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of

the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

TRANSAMERICA 401(K) RETIREMENT SAVINGS PLAN

4333 Edgewood Road N.E.

Cedar Rapids, Iowa 52499

(Full title of the plan and the address of the plan, if

different from that of the issuer named below)

AEGON N.V.

AEGONplein 50

PO BOX 85

2501 CB The Hague

The Netherlands

(Name of the issuer of the securities held pursuant to

the plan and the address of its principal executive office)

REQUIRED INFORMATION

FINANCIAL STATEMENTS

Because the Transamerica 401(k) Retirement Savings Plan (the “Plan”) is subject to ERISA, the Plan’s financial statements and schedules filed as part of this Annual Report have been prepared in accordance with the financial reporting requirements of ERISA.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm (Pricewaterhouse Coopers, LLP)

23.2	Consent of Independent Registered Public Accounting Firm (Ernst & Young, LLP)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE Transamerica 401(k) Retirement Savings Plan Year Ended December 31, 2014 With Report of Independent Registered Public Accounting Firm

TRANSAMERICA 401(k) RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Year Ended December 31, 2014

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Administrator of

Transamerica 401(k) Retirement Savings Plan (the “Plan”)

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Transamerica 401(k) Retirement Savings Plan (the “Plan”) at December 31, 2014, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) as of December 31, 2014 is fairly stated, in all material respects, in relation to the financial statements as a whole.

The financial statements of the Plan as of December 31, 2013 and for the year ended December 31, 2013 were audited by other auditors whose report dated April 30, 2014 expressed an unqualified opinion on those statements.

/s/ PricewaterhouseCoopers LLP

Chicago, IL

June 29, 2015

Report of Independent Registered Public Accounting Firm

The Board of Trustees

Transamerica 401(k) Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Transamerica 401(k) Retirement Savings Plan (the Plan) as of December 31, 2013. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of the Transamerica 401(k) Retirement Savings Plan at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Des Moines, Iowa

April 30, 2014

TRANSAMERICA 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
(dollars in thousands)	2014	2013
Assets
Investments at fair value	$1,606,110	$1,530,444
Notes receivable from participants	27,852	27,542

Net assets available for benefits	$1,633,962	$1,557,986

See accompanying notes.

TRANSAMERICA 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

(dollars in thousands)	For the Year Ended December 31, 2014
Changes in net assets attributed to
Investment income
Net realized gain and change in net unrealized appreciation in fair value of investments	$72,193
Dividends and interest	14,671

Total investment income	86,864

Interest income on notes receivable from participants	932

Contributions
Employer	23,793
Participants	58,373

Total contributions	82,166

Transfers of net assets from other plans	9,569

Total changes attributed to investment income, contributions and transfers	179,531

Benefits paid to participants	(103,550)
Other expenses	(5)

Change in net assets	75,976

Net assets available for benefits at beginning of year	1,557,986

Net assets available for benefits at end of year	$1,633,962

See accompanying notes.

TRANSAMERICA 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(Dollars in thousands)

1. Description of Plan

The following description of the Transamerica 401(k) Retirement Savings Plan (the “Plan”), formerly the AEGON Companies Profit Sharing Plan, provides only general information. Participants should refer to the Plan’s Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all U.S. employees of affiliates (within the meaning of Sections 414(b) and 414(c) of the Internal Revenue Code (the “Code”)) of AEGON USA, LLC (the “Company”). The Company is an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and Section 401(a) of the Code.

Contributions and Transfers of Net Assets from Other Plans

Participants generally may contribute up to 100% of annual compensation to the Plan, subject to certain limits. The Plan automatically enrolls Participants, not including Transamerica Agency Network Employees, at a deferral rate of 3%, 30 days following the date they become eligible to participate. Participants may change their deferral rate or opt out of the Plan at any time. Subject to the consent of the Plan administrator, participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.

The employer matches 100% of participant contributions up to 3% of their eligible compensation per pay period. Participants may direct the investment of their contributions into any of the Plan’s investment fund options.

The Plan accepts transfers of net assets including rollover contributions from other qualified plans at fair value at the date of transfer.

Plan Amendments

On October 7, 2014, the Company amended and restated the Plan to incorporate prior amendments, make certain technical updates and change the name of the Plan to the Transamerica 401(k) Retirement Savings Plan. The effective date of the restated Plan document is January 1, 2014.

On January 2, 2014, the Company amended the Plan to add language regarding the 75% Qualified Optional Survivor Annuity.

On December 27, 2013, the Company amended the Plan changing the contribution limit to 100% of annual eligible compensation. The Company also amended the eligibility requirements for most employees to allow for immediate eligibility and automatic enrollment.

On December 2, 2013, the Company amended the Plan to change the name of the Plan to the Transamerica Profit Sharing Plan, effective January 1, 2014.

On February 25, 2013, the Company amended the Plan to add clarifying wording regarding spousal consent in the case of unlocatable spouses and to make other technical changes to the Plan.

Eligibility

Each eligible employee classified as a regular, full or part-time employee is immediately eligible to participate in the Plan. Each eligible employee classified as a Transamerica Agency Network Employee, temporary employee, or on-call employee is eligible to participate as of the entry date that coincides with or next follows the completion of six months of continuous service. Alternatively, an employee may participate in the Plan if the employee works at least 1,000 hours during either the employee’s initial 12-month period of service or any plan year.

Participant Accounts

Each participant’s account consists of (a) participant contributions; (b) employer contributions; (c) rollover contributions; (d) loans; and (e) earnings on investments less any partial distributions from the Plan.

The Plan allocates employer and participant contributions to participants’ accounts each scheduled pay day. The Plan allocates earnings on the investments to participants’ accounts daily based on their investment in each fund.

Participants have the right to direct the investments with-in their plan accounts. They may allocate their investments among a variety of investment options. Participants may change their future investment designations at their discretion. In addition, participants may transfer their existing balances to other funds. The Company chose Transamerica Retirement Solutions automated allocation and rebalancing service, Portfolio Express, as the Plan’s Qualified Default Investment Alternative (QDIA). Accounts of participants who do not affirmatively elect investment options for their account will be invested in an asset allocation mix assuming a “moderate” risk preference and retirement at age 65. Participants may elect out of the QDIA at any time.

Vesting

The Plan fully vests participants’ before tax and Roth contributions at all times. Participants vest in employer contributions according to a four-year graded vesting schedule. The Plan uses forfeited amounts to reduce employer contributions. Forfeitures of $557 and $190 were used to reduce employer contributions for the years ended December 31, 2014 and 2013, respectively. Additionally, forfeitures of $46 and $281 were available at December 31, 2014 and 2013, respectively, to replace future employer contributions.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code. Upon termination of the Plan, each participant becomes fully vested and will receive the participant’s account balance.

Payment of Benefits

The accrued benefit of a Plan participant equals the value of the participant’s vested account as of the day the Plan disburses the funds. The normal form of payment to any participant legally married and who becomes entitled to a distribution is a joint and 50% survivor annuity. Participants, with spousal consent if applicable, or their beneficiaries may elect to receive their benefits in the form of a joint and survivor annuity, lump sum, or in monthly, quarterly, semiannual, or annual payments. The Plan, within limitations, also permits partial distributions of account balances.

The normal form of payment to any participant hired after December 31, 2007, or who begins to actively participate in the Plan after December 31, 2007, is a lump-sum distribution. Benefits are recorded when paid.

Participant Loans

Participants may borrow from their accounts in increments of $1,000 up to a maximum equal to the lesser of 1) $50,000 reduced by the excess of the highest outstanding loan balance during the preceding 12-month period over the outstanding loan balance on the day of the loan or 2) 50% of their vested account balance. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. A participant may not have more than two loans outstanding at any point in time. The loans bear interest at a rate commensurate with local prevailing rates at the date of issuance as determined quarterly by the plan administrator. Principal and interest is paid ratably through payroll deductions. If a participant terminates employment with the Company, the participant may continue to make loan payments through a pre-authorized check agreement. If the loan is not repaid in accordance with the terms of the Plan, a Participant will have a period of three months following the end of the calendar quarter in which the Participant terminates employment to repay the outstanding principal loan balance. If not repaid, the Plan will treat the outstanding principal loan balance and accrued interest as a distribution from the Participant’s Plan accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain corrections have been made to the prior period notes to financial statements, where appropriate, to conform to the current period presentation.

Investments

The Plan invests in the general and separate accounts of Transamerica Financial Life Insurance Company (“TFLIC”), an affiliate of the Company within the meaning of Sections 414(b) and 414(c) of the Code, a Diversified Investment Advisors (“Diversified”) collective trust, mutual funds and AEGON N.V. common stock.

TFLIC Separate Accounts

The TFLIC Separate Accounts represent contributions invested primarily in domestic and international common stocks, mutual funds or collective trusts, and high quality short to intermediate term debt securities. The Plan values the TFLIC Separate Accounts at the net asset value (“NAV”) of each fund. The NAV is equal to the total value of all the securities in each fund’s portfolio, less any liabilities. TFLIC computes the Separate Account’s NAV once a day based on the closing market prices of the underlying securities on the New York Stock Exchange on each valuation date.

Personal Choice Retirement Accounts

The Plan invests in various common stock, mutual funds, unit trusts, and other investments within a Personal Choice Retirement Account. The Plan values these securities, based on exchange listed price quotations, NAV provided by the fund manager, or third party pricing services. Purchases and sales are recorded on a trade-date basis.

Common Collective Trust, Mutual Funds, and AEGON N.V. Common Stock

The Diversified Collective Trust, mutual funds and AEGON N.V. common stock represent contributions invested primarily in domestic and international common stocks, including that of the Company’s indirect parent, mutual funds or collective trusts. The Plan values these funds at the NAV of each fund. The Company computes NAV once a day based on the closing market prices of the underlying securities on the New York Stock Exchange on each valuation date. Dividend income is accrued on the ex-dividend date. Purchases and sales of investments in the Diversified Collective Trust, mutual funds and AEGON N.V. common stock are recorded on a trade-date basis.

Guaranteed investment contract (“GIC”)

The Plan invests in a fully benefit responsive GIC with TFLIC, where TFLIC maintains the contributions in a general account (“Stable Fund”). TFLIC credits the account with participant contributions and earnings and charges the account for participant withdrawals and administrative expenses. The guaranteed investment contract issuer contractually must repay the principal and a specified interest rate that the issuer guarantees to the Plan.

The Stable Fund consists of stable fund segments based on the date the Stable Fund receives contributions. TFLIC establishes a guaranteed rate of interest for each segment and credits a rate of interest at least equal to the guaranteed rate for that Stable Fund segment until the Stable Fund segment maturity date. On the Stable Fund segment maturity date the guaranteed rate of interest for that Stable Fund segment will expire. Stable Fund segments mature at the end of each calendar year. Upon written notice TFLIC will transfer the amount in that Stable Fund segment to any of the investment funds maintained under the contract. If TFLIC does not receive written notice from the contract holder prior to the Stable Fund segment maturity date, TFLIC will automatically transfer the amount in the Stable Fund segment to a successor Stable Fund segment. Quarterly, TFLIC declares an interest rate for the Stable Fund segment established for contributions received during the quarter and guarantees the interest rate until the end of the calendar year. At the end of the year, the Stable Fund combines the quarterly segments into one segment for that year. Annually, TFLIC declares an interest rate for the Stable Fund segments for each prior year that still has a balance.

GICs held by a defined-contribution plan must be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Transfers from the Stable Fund elected by the Plan are subject to a market value adjustment. However, transfers from the Stable Fund at a Stable Fund segment maturity date will not be subject to a market value adjustment. The Statement of Net Assets Available for Benefits presents the contract value of the investment in the Stable Fund, which approximates the fair value relating to the investment contract. The Statement of Changes in Net assets Available for Benefits is prepared on a contract value basis.

Certain events may limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) the Plan no longer constituting a tax qualified plan according to Section 401(a) or 404(a) of the Internal Revenue Code; (2) TFLIC determining that it can no longer continue to provide benefits under the contract because of a change in the Plan; (3) TFLIC does not receive deposits as described in the contract for three consecutive contract years; (4) TFLIC receives direction from the Plan to transfer assets outside of the contract, and such outside fund or funding vehicle is not available under the entities listed in the attachment to the contract; (5) Deposits are made to any fund that is not included in the contract or is not available under the entities listed in the attachment to the contract; (6) TFLIC is informed that Transamerica Retirement Solutions Corporation has received, or has given, notice that Transamerica Retirement Solutions Corporation will no longer be providing services to the Plan; or (7) In the opinion of TFLIC, the Plan violates any provision of the contract. The Company does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.

Either the Plan or TFLIC may suspend the contract by giving written notice. Upon receipt of such written notice, the contract is immediately suspended. TFLIC is not permitted to pay or transfer the value of the contract, without consent from the Plan, prior to the scheduled maturity date. Upon suspension of the contract the Plan shall elect, prior to the date of transfer, one of two options regarding payment of the value of the Stable Fund:

(a)	TFLIC will pay the value of each Stable Fund segment on each applicable Stable Fund segment maturity date.

(b)	TFLIC will pay the balance of the Stable Fund to the contract holder or designated payee in a single sum. Any such payment may be subject to a market value adjustment.

Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest. The Plan estimates the fair value of notes receivable from participants as equal to the book value of the loans. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance and accrued interest will be treated as a distribution from the Participant’s Plan accounts.

Subsequent Events

The financial statements are adjusted to reflect events that occurred between the Statement of Net Assets Available for Benefits date and the date when the financial statements are available to be issued, provided they give evidence of conditions that existed at the Statement of Net Assets Available for Benefits date.

Events that are indicative of conditions that arose after the Statement of Net Assets Available for Benefits date are disclosed, but do not result in an adjustment of the financial statements themselves.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities have various risks, such as interest rate, market, and credit risks, including a concentration of investment in a single entity risk. Due to the level of risk associated with certain investment securities, it is at least reasonably certain that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net assets Available for Benefits.

3. Fair Value Measurements and Fair Value Hierarchy

Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Plan categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the Plan bases the category level on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets recorded at fair value on the Statements of Net Assets Available for Benefits are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The Plan recognizes transfers between levels at the beginning of the quarter.

The following table presents the Plan’s hierarchy for its assets measured at fair value on a recurring basis at December 31, 2014 and 2013:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Equity securities (a)
AEGON N.V.	$59,111	$—	$—	$59,111
Basic material	703	—	—	703
Communications	410	—	—	410
Consumer - cyclical	3,490	—	—	3,490
Consumer - non-cyclical	1,475	—	—	1,475
Energy	1,602	—	—	1,602
Financial	2,536	311	—	2,847
Industrial	1,245	—	—	1,245
Technology	7,317	—	—	7,317
Utilities	268	—	—	268

Total equity securities (a)	78,157	311	—	78,468
Debt securities (b)
Corporate bonds	—	314	—	314
Government - United States	16	—	—	16

Total debt securities (b)	16	314	—	330
Unit trusts (c)	8,146	—	—	8,146
Certificates of deposit (d)	—	302	—	302
Money market funds (e)	—	7,896	—	7,896
Mutual funds (f)
Alternative fund	674	—	—	674
Balanced fund	6,040	—	—	6,040
Domestic stock fund	84,529	—	—	84,529
Equity fund	855	—	—	855
Fixed income fund	3,096	—	—	3,096
International stock fund	13,828	—	—	13,828

Total mutual funds (f)	109,022	—	—	109,022
Common collective trusts (g)
Equity fund	—	242,372	—	242,372
Real estate fund	—	13,547	—	13,547

Total common collective trusts (g)	—	255,919	—	255,919
Guaranteed investment contracts (h)	—	414,151	—	414,151
Pooled Separate Accounts (i)
Bond fund	—	165,984	—	165,984
Equity fund	—	496,251	—	496,251
International equity fund	—	69,641	—	69,641

Total pooled Separate Accounts (i)	—	731,876	—	731,876

Total assets	$195,341	$1,410,769	$—	$1,606,110

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Equity securities (a)
AEGON N.V.	$76,463	$—	$—	$76,463
Basic material	757	—	—	757
Communications	1,007	—	—	1,007
Consumer - cyclical	2,676	—	—	2,676
Consumer - non-cyclical	1,647	—	—	1,647
Diversified	4	—	—	4
Energy	1,589	—	—	1,589
Financial	2,537	326	—	2,863
Industrial	876	—	—	876
Technology	5,569	—	—	5,569
Utilities	225	—	—	225

Total equity securities (a)	93,350	326	—	93,676
Debt securities (b)
Corporate bonds	—	335	—	335
Government - United States	8	—	—	8

Total debt securities (b)	8	335	—	343
Unit trusts (c)	7,308	—	—	7,308
Certificates of deposit (d)	—	340	—	340
Money market funds (e)	—	6,573	—	6,573
Mutual funds (f)
Alternative fund	1,838	—	—	1,838
Balanced fund	5,811	—	—	5,811
Domestic stock fund	75,721	—	—	75,721
Equity fund	571	—	—	571
Fixed income fund	3,035	—	—	3,035
International stock fund	10,903	—	—	10,903

Total mutual funds (f)	97,879	—	—	97,879
Common collective trusts (g)
Equity fund	—	220,315	—	220,315
Real estate fund	—	5,670	—	5,670

Total common collective trusts (g)	—	225,985	—	225,985
Guaranteed investment contracts (h)	—	414,621	—	414,621
Pooled Separate Accounts (i)
Bond fund	—	157,073	—	157,073
Equity fund	—	454,941	—	454,941
International equity fund	—	71,705	—	71,705

Total pooled Separate Accounts (i)	—	683,719	—	683,719

Total assets	$198,545	$1,331,899	$—	$1,530,444

(a)	Equity securities are valued based on exchange listed price quotations of shares held by the Plan at year-end. Equity securities classified as Level 2 securities consist of non-redeemable preferred stock where market quotes are available but are not considered actively traded.
(b)	Debt securities are classified as Level 2 if the fair value is determined by observable inputs, other than quoted prices in active markets, for the asset or prices for similar assets. Level 2 securities include fixed maturity securities for which the Company utilized pricing services and corroborated broker quotes.
(c)	Unit trusts are valued based on NAV provided by the fund managers, whose NAV’s are quoted in an active market and therefore considered Level 1.
(d)	Certificates of deposit are classified as Level 2 if the fair value is determined by observable inputs, other than quoted prices. Level 2 certificates of deposit include medium term deposits for which the Plan utilized pricing services and corroborated broker quotes.
(e)	Money market funds are primarily valued at amortized cost, which approximates fair value.
(f)	Mutual funds are valued based on NAV provided by the fund managers, whose NAV’s are quoted in an active market and therefore considered Level 1.
(g)	Common collective trusts are valued based on NAV provided by the fund managers. The NAV provided by the fund managers is not quoted in an active market and is therefore considered Level 2. There are no redemption restrictions.
(h)	GICs are valued at contract value which approximates fair value as the amount participants would receive if they were to initiate permitted transactions under the terms of the plan and therefore considered Level 2. There are no redemption restrictions. On each December 31st, the Plan may withdraw assets at contract value or reinvest into new Stable Fund Segments which will have one year maturity periods and a new stated interest rate.
(i)	Pooled Separate Accounts are valued based on NAV provided by the fund managers. The NAV provided by the fund managers is not quoted in an active market and is therefore considered Level 2. There are no redemption restrictions.

During 2014 and 2013, there were no transfers between Levels 1 and 2, respectively.

4. Investments

The Plan’s investments (including investments purchased or sold, as well as held during the year) appreciated (depreciated) in fair value for the year ended December 31, 2014 as follows:

2014
Equity securities
AEGON N.V.	$(13,354)
Basic material	(100)
Communications	(19)
Consumer - cyclical	210
Consumer - non-cyclical	10
Energy	(137)
Financial	234
Industrial	46
Technology	831
Utilities	55

Total equity securities	(12,224)
Unit trusts	263
Mutual funds
Alternative fund	25
Balanced fund	297
Domestic stock fund	3,187
Equity fund	2
Fixed income fund	95
International stock fund	(653)

Total mutual funds	2,953
Common collective trusts	31,630
Pooled Separate Accounts	49,540
All other investments	31

$72,193

The fair value of investments that represent 5% or more of the Plan’s net assets available for benefits at December 31 is as follows:

	2014	2013
Guaranteed investment contracts (TFLIC stable fund)	$414,151	$414,621
Pooled Separate Accounts
Core Bond Fund (TFLIC)	99,185	93,329
Large Growth Fund (TFLIC)	183,284	169,663
Large Value Fund (TFLIC)	124,517	114,339
Common collective trusts
Stock Index Fund (Diversified)	242,372	220,315

Quarterly, TFLIC declares an interest rate for the Stable Fund that applies to contributions received during the quarter. TFLIC guarantees the interest rate until the end of the year. The average yields for the Stable Fund are as follows:

	2014	2013
Based on actual earnings	3.32%	3.37%
Based on average interest rate credited to participants	3.32	3.39

5. Notes Receivable from Participants

The Plan provides for loans to active participants as notes receivable. The Plan treats the loans as a participant directed investment of the participant’s account. The borrowing participant’s account shares in the interest paid on the note and bears any expense or loss incurred because of the loan. The notes bear interest at a rate established at the time the Plan makes the loan. The carrying value of notes receivable from participants at December 31, 2014 and 2013 was $27,852 and $27,542, respectively, which approximates the fair value of the notes. Notes receivable from participants are considered parties-in-interest transactions.

6. Income Tax

The Plan received a favorable determination letter (December 11, 2013) from the Internal Revenue Service (“IRS”) stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. In connection with this determination by the IRS, the Company amended and restated the Plan. Once qualified, the Plan must operate in conformity with the provisions of the Plan and the Code to maintain its qualification. The plan administrator has indicated that it will take necessary steps to bring any Plan operational defect, if any, into compliance with the Code. The Plan has been amended subsequent to receiving the favorable determination letter. However, the plan administrator believes that the Plan, as amended and restated, remains qualified and the related trust remains tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The Plan recognizes the financial statement effects of a tax position when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Section 6501 of the Code imposes a three year limitations period on assessment of additional taxes. As a result, the Plan is no longer subject to income tax examinations for tax years prior to 2011.

7. Parties-in-Interest Transactions

In addition to the transactions discussed in Note 2 and Note 5, the Company and its affiliate, Transamerica Retirement Solutions Corporation, provide all administrative services at no charge to the Plan. The Company does not determine the cost of its services.

The Plan invests in shares of AEGON N.V. common stock and at December 31, 2014 and 2013, the Plan held 7,688,865 and 7,903,715 shares with a cost basis of $119,196 and $123,065, respectively. During the year ended 2014 and 2013, the Plan recorded dividend income from AEGON N.V. common stock of $1,884 and $2,337, respectively.

SUPPLEMENTAL SCHEDULE

TRANSAMERICA 401(k) RETIREMENT SAVINGS PLAN

EIN 42-1310237 PLAN NO. 003

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

Year Ended December 31, 2014

(Dollars in thousands)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
Unallocated insurance contract - general account	Deposits in unallocated contracts in general account of insurance company
Transamerica Financial Life Insurance Company *	Stable Fund	**	$414,151
Separate Accounts of insurance company	Deposits in unallocated contracts in Separate Accounts of insurance company
Transamerica Financial Life Insurance Company *	Mid-Value Fund	**	61,117
Transamerica Financial Life Insurance Company *	Large Growth Fund	**	183,284
Transamerica Financial Life Insurance Company *	Core Bond Fund	**	99,185
Transamerica Financial Life Insurance Company *	Large Value Fund	**	124,517
Transamerica Financial Life Insurance Company *	International Equity Fund	**	69,641
Transamerica Financial Life Insurance Company *	High Quality Bond Fund	**	30,043
Transamerica Financial Life Insurance Company *	Large Core Fund	**	72,756
Transamerica Financial Life Insurance Company *	High Yield Bond Fund	**	36,756
Transamerica Financial Life Insurance Company *	Small Core Fund	**	54,577

Total Separate Accounts of insurance company			731,876
Collective Trust
Diversified Investment Advisors*	Shares of collective trust - Stock Index Fund	**	242,372
Diversified Investment Advisors*	Shares of collective trust - Real Estate Fund	**	13,547

Total Collective Trust			255,919
Equity securities
AEGON N.V. *	Shares of common stock - 7,688,865	**	59,111

TRANSAMERICA 401(k) RETIREMENT SAVINGS PLAN

EIN 42-1310237 PLAN NO. 003

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR) (continued)

Year Ended December 31, 2014

(Dollars in thousands)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
Mutual funds
Domestic stock fund - Columbia Acorn	Columbia Acorn Fund	**	20,650
Domestic stock fund - Vanguard	Vanguard Inflation Protected Secs	**	13,276
Domestic stock fund - Vanguard	Vanguard Small Cap Index Fund	**	39,912
International stock fund - Oppenheimer	Oppenheimer Developing Markets Fund	**	10,239

Total mutual funds			84,077
Other
Personal choice retirement account	Self-directed brokerage account
Equity securities
Basic material		**	703
Communications		**	410
Consumer - cyclical		**	3,490
Consumer - non-cyclical		**	1,475
Energy		**	1,602
Financial		**	2,847
Industrial		**	1,245
Technology		**	7,317
Utilities		**	268

Total equity securities			19,357
Debt securities		**	330
Unit trusts		**	8,146
Certificates of deposit		**	302
Money market funds		**	7,896
Mutual funds
Alternative fund		**	674
Balanced fund		**	6,040
Domestic stock fund		**	10,691
Equity fund		**	855
Fixed income fund		**	3,096
International stock fund		**	3,589

Total mutual funds			24,945

Total personal choice retirement account			60,976

TRANSAMERICA 401(k) RETIREMENT SAVINGS PLAN

EIN 42-1310237 PLAN NO. 003

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR) (continued)

Year Ended December 31, 2014

(Dollars in thousands)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
Other (continued)
Notes receivable from participants*	Loans to participants with maturities of 5 to 20 years and interest rates ranging from 3.25% to 10.5%		27,852

Total investments			$1,633,962

*	Indicates parties-in-interest to the Plan
**	Not required for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

TRANSAMERICA 401(K) RETIREMENT SAVINGS PLAN

By:	/s/ Brenda K. Clancy
Brenda K. Clancy
Executive Vice President
AEGON USA, LLC

June 29, 2015